EXHIBIT 8.1

Principal subsidiaries of the Royal Bank of Scotland Group plc

	Nature of business	Country of incorporation and principal area of operation	Group interest
The Royal Bank of Scotland plc	Banking	Great Britain	100%
National Westminster Bank Plc (1)	Banking	Great Britain	100%
Citizens Financial Group, Inc.	Banking	US	100%
Coutts & Company (2)	Private banking	Great Britain	100%
RBS Securities Inc.	Broker dealer	US	100%
RBS Insurance Group Limited	Insurance	Great Britain	100%
Ulster Bank Limited (3)	Banking	Northern Ireland	100%
RBS Holdings N.V. (4)	Banking	The Netherlands	98%

Notes:
(1)	The company does not hold any of the NatWest preference shares in issue.
(2)	Coutts & Company is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R 0QS.
(3)	Ulster Bank Limited and its subsidiaries also operate in the Republic of Ireland.
(4)
RFS Holdings B.V. (RFS) owns 100% of the outstanding shares of RBS Holdings N.V. (ABN AMRO Holding N.V. prior to 1 April 2010). Until 31 December 2010, the company owned 38% of RFS; the balance of shares were held by the State of the Netherlands, successor to Fortis N.V., Fortis SA/NV, and Banco Santander S.A. (the consortium members). Although the company did not control a majority of the voting rights in RFS, through the terms of the Consortium and Shareholders' Agreement and RFS's Articles of Association, it controlled the board of RFS and RFS is a subsidiary of the company. RFS Holdings has substantially completed the separation of the business units of ABN AMRO Holding N.V. As part of this reorganisation, on 6 February 2010, the businesses of ABN AMRO Holding N.V. acquired by the Dutch State were legally demerged from the ABN AMRO Holding N.V. businesses acquired by the Group and were transferred into a newly established holding company, ABN AMRO Bank N.V. (save for certain assets and liabilities acquired by the Dutch State that were not part of the legal separation and which will be transferred to the Dutch State as soon as possible). Legal separation of ABN AMRO Bank N.V. occurred on 1 April 2010, with the shares in that entity being transferred by RBS Holdings N.V. to a holding company called ABN AMRO Group N.V., which is owned by the Dutch State. Following legal separation, RBS Holdings N.V. has one direct subsidiary, The Royal Bank of Scotland N.V. (RBS N.V.), a fully operational bank within the Group. RBS N.V. is independently rated and regulated by the Dutch Central Bank. On 31 December 2010, the shareholdings of RFS were amended such that approximately 98% of its issued share capital is now held by the company with the remainder owned by the State of the Netherlands and Banco Santander S.A. Certain assets within RBS N.V. continue to be shared by the Consortium Members. On the division of an entity by demerger, Dutch law establishes a cross liability between surviving entities in respect of the creditors at the time of the demerger. RBS N.V.’s cross liability is limited by law to the lower of its equity and the debts of ABN AMRO Bank N.V. on 1 April 2010. The likelihood of any cross liability crystallising is considered remote.

The above information is provided in relation to the principal related undertakings as permitted by Section 410(2) of the Companies Act 2006. Full information on all related undertakings is included in the Annual Return delivered to the Registrar of Companies for Scotland.